FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.	Reporting Issuer

Wheaton River Minerals Ltd. (“Wheaton”) 1560-200 Burrard Street Vancouver, BC V6C 3L6

2.	Date of Material Change

July 6, 2004

3.	News Releases

A news release with respect to the material change referred to in this report was issued through newswire services on July 6, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

On July 6, 2004, Wheaton announced that IAMGold Corporation (“IAMGold”) did not receive the required shareholder approval for the proposed business combination with Wheaton at the IAMGold shareholders’ meeting held on July 6, 2004. As a result of this outcome, the Arrangement Agreement between Wheaton and IAMGold was terminated by Wheaton and Wheaton adjourned the meeting of its shareholders scheduled for July 6, 2004.

5.	Full Description of Material Change

On July 6, 2004, Wheaton announced that IAMGold did not receive the required shareholder approval for the proposed business combination with Wheaton at the IAMGold shareholders’ meeting held on July 6, 2004. As a result of this outcome, the Arrangement Agreement between Wheaton and IAMGold was terminated by Wheaton and Wheaton adjourned the re-convened meeting of its shareholders scheduled for July 6, 2004.

Pursuant to the terms of the Arrangement Agreement (which terms remain in effect notwithstanding the termination of the Arrangement Agreement), IAMGold is required to pay to Wheaton an amount equal to 3% of IAMGold’s market capitalization, calculated in accordance with the Arrangement Agreement, in the event that Golden Star Resources Ltd. (“Golden Star”) completes its previously announced take-over bid for the shares of IAMGold on or before April 7, 2005. In such case, the termination fee will be payable within five business days of the completion of the take-over bid by Golden Star for IAMGold. The amount of the termination fee is approximately Cdn$33 million.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer at (604) 696-3000.

DATED this 13th day of July, 2004.

Per:	“Ian W. Telfer” Ian W. Telfer Chairman and Chief Executive Officer

NEWS RELEASE
WHEATON RIVER MINERALS LTD.

Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, B.C. V6C 3L6
Ph: (604) 696-3000 Fax (604) 696-3001

FOR IMMEDIATE RELEASE	Toronto Stock Exchange: WRM
July 6, 2004	American Stock Exchange: WHT

WHEATON ANNOUNCES IAMGOLD COMBINATION
WILL NOT PROCEED

Wheaton River Minerals Ltd. (“Wheaton”) announces that IAMGold Corporation (“IAMGold”) did not receive the required shareholder approval for the proposed business combination with Wheaton at the IAMGold shareholders’ meeting held today. As a result of this outcome, the Arrangement Agreement between Wheaton and IAMGold has been terminated and Wheaton has adjourned the meeting of its shareholders scheduled for today.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C. Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver. com or visit www. wheatonriver. com.